FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of February 2005	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information	2004
Mexican Stock Exchange	FOURTH-QUARTER AND FULL-YEAR RESULTS
Ticker: KOFL
		Fourth quarter			Fourth quarter		Full Year

NYSE (ADR)		2004	2003	Δ %	2004	2003	2004

Ticker: KOF	Total Revenues	12,363	12,287	0.6%	% of Tot.Rev.		46,499

	Gross Profit	6,022	6,041	-0.3%	48.7%	49.2%	22,535

	Operating Income	2,263	2,300	-1.6%	18.3%	18.7%	7,697

Ratio of KOF L to KOF = 10:1	Majority Net Income	1,410	1,001	40.9%	11.4%	8.1%	5,404

	EBITDA(1)	2,861	2,628	8.8%	23.1%	21.4%	10,020

	Net Debt (2)	21,385	27,629				21,385

	EBITDA (1) / Interest Expense	4.20	6.65				3.96

	Earnings per Share	0.76	0.54				2.93

	Average Shares Outstanding (million)	1,846.5	1,846.4				1,846.4

	Expressed in million of Mexican pesos with purchasing power as of December 31, 2004, except for per share amount.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
	(2) Net Debt = Total Debt - Cash

	Total revenues for the fourth quarter and the full year were Ps.12,363 million and Ps. 46,499 million, respectively.
For Further Information:

Investor Relations

Alfredo Fernández
afernandeze@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
jnaranjo@kof.com.mx
(5255) 5081-5148

Oscar Garcia
oscar.garcia@kof.com.mx
(5255) 5081-5186

Website:
www.cocacola-femsa.com

	Consolidated operating income was Ps.2,263 million, and operating margin was 18.3% in the fourth quarter of 2004. For the full year of 2004, consolidated operating income was Ps. 7,697 million, and operating margin was 16.6%.
	Consolidated majority net income was Ps. 1,410 million, resulting in earnings per share of Ps. 0.76, in the fourth quarter of 2004. For the full year of 2004, majority net income was Ps. 5,404 million, resulting in earnings per share of Ps. 2.93.
	Total net debt at the end of 2004 was approximately U.S.$1,915 million.

Mexico City (February 25, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE:KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter and full year of 2004.

“As we look forward, we believe our geographic diversification will enable us to foster better balanced top and bottom-line growth. Indeed, now that we have successfully finished the integration process and restructured our debt maturity profile, we can focus even more of our attention on growing our company’s top and bottom line,” said Carlos Salazar, Chief Executive Officer of the Company.

February 25, 2005	Page 1

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues were Ps. 12,363 million in the fourth quarter of 2004; a slight increase of 0.6% over the same period of 2003, despite lower average prices per unit case in Mexico and Central America, which resulted in a consolidated average price per unit case of Ps. 25.04 (U.S.$2.25)1.

Our gross profit in the fourth quarter of 2004 was Ps. 6,022 million, a decline of 0.3% compared with the fourth quarter of 2003. However, our cost per case decreased from Ps. 12.56 to Ps. 12.26 due to cost efficiencies achieved from the consolidation of our manufacturing facilities, better procurement practices, and synergies realized in our Mexican operations.

Our consolidated operating income was Ps. 2,263 million, a decline of 1.6%, resulting in an operating margin of 18.3% as compared to an operating margin of 18.7% in the fourth quarter of 2004. Excluding non-recurrent items2 in the amount of Ps. 269 million recorded in the fourth quarter of 2003, our operating income would have grown 11.4% in the fourth quarter of 2004 as compared to the fourth quarter of 2003, driven mainly by selling expenses reduction derived from better commercial practices.

Despite higher interest expenses, our integral cost of financing decreased 68.8% compared with the fourth quarter of 2003. This reduction mainly resulted from a shift in the foreign-exchange loss for the fourth quarter 2003 to a gain for the same period of 2004, generated by the appreciation of the Mexican peso versus the U.S. dollar as applied to our U.S. dollar-denominated debt.

During the fourth quarter of 2004, income tax, tax on assets, and employee profit sharing as a percentage of income before taxes was 31.0%, impacted positively by a one-time benefit in Mexico in the amount of Ps. 172 million due to a reduction in deferred tax liabilities driven by a decline in the Mexican income tax rate going forward.

Our consolidated majority net income increased 40.9% to Ps. 1,410 million in the fourth quarter of 2004 compared with the same period in 2003, resulting in earnings per share (“EPS”) of Ps. 0.76 (U.S.$0.69 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the above-mentioned tax benefit, our majority net income would have been Ps. 1,238 million, an increase of 23.7% compared with the fourth-quarter of 2003, resulting in EPS of Ps. 0.67 (U.S.$0.60 per ADR).

1	Assuming a foreign exchange rate of Ps.11.146 per U.S. dollar
2

As we mentioned in our fourth quarter 2003 press release, several changes in the accounting policies were booked during that quarter which impacted our results for 2003. These changes were related to (i) the cancellation of reserve provisions accumulated during the first-nine months of 2003 in relation to the excise tax on sparkling water and diet products (“Excise Tax Impact”) in Mexico that impacted positively total revenues in the fourth quarter of 2003 in the amount of Ps.136.7 million, (ii) an increase in the useful life of the coolers in our original territories in Mexico from three to five years that decreased our amortization expense by Ps.72.6 million in the fourth quarter of 2003, and (iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division that reduced the operating expenses by Ps.60 million, decreasing non-cash items in the same amount in the fourth quarter of 2003.

February 25, 2005	Page 2

Consolidated Balance Sheet

BALANCE SHEET

As of December 31, 2004, Coca-Cola FEMSA had a cash balance of Ps. 3,603 million (U.S.$323 million), total short-term debt of Ps. 3,272 million (U.S.$294 million), and long-term debt of Ps. 21,716 million (U.S.$1,949 million).

During the quarter, the company increased its debt balances denominated in local currency from 68% in the third quarter of 2004 to 77% in the fourth quarter of the same year. This increase was attributed, in large part, to the establishing of cross currency swaps that increased synthetically our debt balance denominated in local currency by 630 basis points. Weighted average cost of debt during the quarter was 9.03%.

The following charts set forth the Company’s debt profile by currency and interest-rate type as of December 31, 2004:

Currency	% Total Debt	% Interest Rate Floating	Average Rate(1)

U.S. dollars	23.3%	5%	7.66%
Mexican Pesos	73.1%	18%	9.45%
Colombian Pesos	2.8%	100%	10.10%
Venezuelan Bolivares	0.3%	100%	11.00%
Argentine Pesos	0.5%	100%	5.36%

(1)	Annualized average interest rate per currency as of December 31, 2004

February 25, 2005	Page 3

Consolidated Statement of Changes in Financial Position and Operating Results by Territory

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of December 31, 2004

	Jan - Dec 2004
	Ps.	USD(1)

Net income	5,427	487
Non cash charges to net income	2,060	185

	7,487	672

Change in working capital	441	40

NRGOA(2)	7,928	711

Capital expenditures	(1,929)	(173)
Dividend payments	(539)	(48)
Financial transactions	(5,496)	(493)
Others	618	55

Increase in cash and cash equivalents	582	52

Cash and cash equivalents at begining of period	3,021	271
Cash and cash equivalents at end of period	3,603	323

(1)	Expressed in US$ millions assuming a foreign exchange rate of Ps. 11.1460 per US Dollar
(2)	Net Resources Generated by Operating Activities

OPERATING RESULTS BY TERRITORY

During the second quarter of 2003, we began consolidating the results of our new territories in accordance with Mexican GAAP. Corporación Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. (“Panamco”), had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically prepared and continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco’s results have not been included in our financial statements for periods prior to May 2003.

Financial information for the fourth quarter of 2004 is comparable with the fourth quarter of 2003; however, for the full year, it is not comparable as Panamco is only included for eight months of 2003. On an annual basis, the information will not be comparable until the end of 2005.

For purposes of the full-year volume comparison, we have included the sales volume figures recorded by Panamco from January through April 2003.

As part of an accounting standardization process implemented in Coca-Cola FEMSA territories during 2004, certain expenses that were classified as administrative expenses during 2003 are now classified as selling expenses during 2004. For comparison purposes, we reclassified 2003 figures without impacting total operating expenses in 2003. These reclassifications were Ps.97.0 million and Ps.438.9 million for the fourth quarter of 2003 and the full year ended in December 31, 2003, respectively.

As we mentioned in our fourth quarter 2003 press release, several changes in the accounting policies were recorded during that quarter which impacted our results for 2003. These changes were related to (i) the cancellation of reserve provisions accumulated during the first-nine months of 2003 in relation to the excise tax on sparkling water and diet products in Mexico (“Excise Tax Impact”) that impacted positively total revenues in the fourth quarter of 2003 in the amount of Ps. 136.7 million, (ii) an increase in the useful life of the coolers in our original territories in Mexico from three to five years that decreased our amortization expense by Ps. 72.6 million in the fourth quarter of 2003, and (iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division that reduced the operating expenses by Ps. 60 million, decreasing non-cash items in the same amount in the fourth quarter of 2003.

February 25, 2005	Page 4

Fourth Quarter and Full-Year 2004 Summary

FOURTH QUARTER 2004 SUMMARY:

	Volume (MUC)(1)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	248.3	50.5%	Ps. 1,464	66.6%	21.8%
Central America	29.8	6.1%	134	6.1%	14.7%
Colombia	45.1	9.2%	145	6.6%	12.7%
Venezuela	45.9	9.3%	165	7.5%	12.1%
Brazil	80.3	16.3%	179	8.1%	11.5%
Argentina	41.8	8.5%	112	5.1%	15.5%

Total	491.2	100.0%	Ps.2,199	100.0%	18.3%

FULL YEAR 2004 SUMMARY:

	Volume (MUC)(1)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	989.8	53.3%	Ps.5,520	72.8%	20.7%
Central America	110.6	6.0%	419	5.5%	12.1%
Colombia	167.1	9.0%	433	5.7%	10.7%
Venezuela	172.7	9.3%	375	5.0%	7.8%
Brazil	270.8	14.6%	458	6.0%	8.9%
Argentina	144.3	7.8%	383	5.0%	15.6%

Total	1,855.3	100.0%	Ps.7,588	100.0%	16.6%

(1)	Million Unit Case – unit of measurement equivalent to 24 eight-ounce servings.

February 25, 2005	Page 5

Mexican and Central American Operating Results

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories were Ps. 6,705 million in the fourth quarter of 2004, a decline of 4.8% compared with the same period of 2003. Average price per unit case in the fourth quarter of 2004, was Ps. 26.86 (U.S.$2.41), a decline of 6.1% compared with the fourth quarter of 2003. However, there was a quarterly sequential improvement of 1.3%, driven by a better packaging mix in the multi-serve segment and incremental volumes in single-serve presentations. Excluding Ciel water volumes in 5.0, 19.0, and 20.0-liter packaging presentations, our average price per unit case was Ps. 30.50 (U.S.$2.74).

Total sales volume grew 1.8% in the fourth quarter of 2004 compared with the same period of 2003, reaching 248.3 million unit cases (“MUC”). Carbonated soft drink (“CSD”) sales volume increased 2.0% to 202.8 MUC, mainly resulting from the solid performance of our flavored brands, which accounted for more than 70% of incremental volumes; Ciel bottled water in personal sizes and brand Coca-Cola accounted for the balance.

Operating Income

In the fourth quarter of 2004, higher sweetener and polyethylene terephtalate (“PET”) prices were partially offset by a favorable shift in sweetener mix from refined sugar to standard sugar. Gross profit decreased 6.1% as a result of the decrease in total revenues above-mentioned resulting in a 52.9% margin as percentage of total revenues, a decline of 80 basis points as compared, to the same period of 2003. However, average cost per unit case decreased 4.9% year over year due to higher productivity levels achieved through the synergies realized from the closing of manufacturing facilities, headcount rationalization, and better procurement practices. Excluding the Excise Tax Impact from the fourth quarter of 2003 in the amount of Ps. 137 million, gross profit would have decreased only by 2.6%.

Operating expenses declined 10.6% to Ps. 2,085 million, due to distribution efficiencies that drove down freight costs and lower breakage due to the introduction of fewer bottles in the quarter compared with last year, which more than offset non-recurrent expenses related to our integration process and training programs in 2004. Our operating income increased 1.1% to Ps. 1,464 million, a margin expansion of 120 basis points reaching 21.8% margin as percentage of total revenues. Excluding the non-recurrent items related to Mexico recorded in the fourth quarter of 2003, mentioned in page 4, operating income would have increased by 18.2% in the fourth quarter of 2004.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica, and Panama)

Revenues

Our Central American territories’ total revenues reached Ps. 910 million in the fourth quarter of 2004, remaining almost flat as compared with the same period of 2003. Average price per unit case declined 1.7% to Ps. 30.47 (U.S.$ 2.73) driven by a shift in the packaging mix towards multi-serve presentations, which accounted for the volume growth in the quarter.

Total sales volume in our Central American territories reached 29.8 MUC, an increase of 1.7% compared with the same quarter of 2003. The majority of this growth came from brand Coca-Cola, which accounted for 80% of the increase.

Operating Income

Productivity improvements and headcount rationalization more than offset raw-material price increases during the fourth quarter of 2004, resulting in a gross-margin expansion of 50 basis points to 50.7%, compared with 50.2% in the same period of 2003.

We increased our operating income by 22.4% as compared with the fourth quarter of 2003, to Ps. 134 million from Ps. 109 million, reaching an operating margin of 14.7%. The increase in our operating income was a result of lower operating expenses due to better commercial and distribution practices throughout the region, such as efficiencies in pre-sale and route productivity.

February 25, 2005	Page 6

Colombian and Venezuelan Operating Results

COLOMBIAN OPERATING RESULTS

Revenues

Our Colombian operations achieved total revenues of Ps. 1,137 million for the fourth quarter of 2004, an increase of 6.5% compared with the same period of 2003, driven by the average price per unit case increase resulting from price increases implemented during the year. Our average price per unit case was Ps. 25.21 (U.S.$2.26). Sales volume of brand Coca-Cola grew 4.3% to 30.5 MUC in the fourth quarter of 2004 compared with the same period of 2003, compensating for the 6.9% decline in flavored CSDs.

Operating Income

During the fourth quarter of 2004, our gross profit grew 13.6% to Ps. 547.2 million compared with the same period of 2003, resulting in a year-over-year gross-margin expansion of 300 basis points. These improvements were mainly due to (i) lower sweetener costs, (ii) savings achieved from the consolidation of our manufacturing network, and (iii) the appreciation of the Colombian Peso against the U.S. dollar as applied to our dollar-denominated costs.

Our operating income was Ps. 145 million during the fourth quarter of 2004, a decrease of 5.9% as compared to the fourth quarter of 2003, resulting in a 12.7% operating income margin. Operating expenses increased 22.8% in the fourth quarter of 2004, driven by the change in accounting policies recorded in the fourth quarter of 2003, related to the treatment of bottles and cases, which reduced the operating expenses by Ps. 60 million, decreasing the non-cash items in the same amount in the fourth quarter of 2003. Excluding this operating expense reduction recorded in 2003, our operating income would have grown by 54.2%, driven mainly by commercial practices improvements and headcount optimization.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues increased by 10.8% in the fourth quarter of 2004 compared with the same period of 2003, reaching Ps. 1,363 million. Our average price per unit case was Ps. 29.66 (U.S.$2.66), representing an increase of 10.6% compared with the previous year, driven by price increases implemented during the year, including an additional 6% in the fourth quarter of 2004. Sales volume reached 45.9 MUC, flat compared with a strong fourth-quarter 2003 in which sales volume grew 34.7%.

Operating Income

Cost of goods increased 14.7%, driven by increases in PET prices and a shift in volume mix to non-returnable PET presentations, which were partially offset by higher revenues. Gross profit in absolute terms grew 6.1%, reaching Ps. 599 million.

Operating expenses increased 240 basis points as percentage of total revenues due to (i) higher freight costs, (ii) a more inflationary environment, and (iii) the depreciation of the Bolivar as applied to our USD-denominated expenses. Our operating income was Ps. 165 million, a 430 basis-point decrease as percentage of total revenues over the same period of last year, due to increases in operating expenses, resulting in a 12.1% operating income margin.

February 25, 2005	Page 7

Brazilian and Argentine Operating Results

BRAZILIAN OPERATING RESULTS

Revenues

In Brazil, our total revenues reached Ps. 1,550 million for the fourth quarter of 2004, an improvement of 12.2% compared with the same period of 2003. Our average price per unit case was Ps.19.25 (U.S.$1.72), an increase of 8.3% over the fourth quarter of 2003, mainly due to the year-over-year appreciation of the Brazilian Real resulting from the economic recovery in Brazil and the implementation of revenue management initiatives.

Volume growth during the fourth quarter of 2004 was 3.6%, mainly driven by CSD growth, which represented over 90% of incremental volumes; bottled water accounted for the remaining balance. Volumes in our single-serve presentations grew 3.8% during the quarter.

Operating Income

During the fourth quarter of 2004, our gross profit totaled Ps. 587 million, an increase of 10.5% compared with the same period of 2003. Gross margin decreased from 38.4% in the fourth quarter of 2003 to 37.8% in the fourth quarter of 2004, as a result of higher PET and sugar prices for the year.

Our operating expenses as a percentage of total revenues decreased from 26.9% in the fourth quarter of 2003 to 26.3% in the same period of 2004, as a result of higher revenues combined with cost-cutting initiatives and higher operating productivity levels. Operating income was Ps. 179 million, a 12.8% increase compared with the same period of 2003, resulting in an operating income margin of 11.5%.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 723 million, a 9.6% increase over the fourth quarter of 2003, mainly as a result of the 6.1% increase in sales volume. Average price per unit case grew 3.3% to Ps. 16.51 (U.S.$1.48), despite the fact that the majority of the incremental volumes came only from Tai, the value-protection brand that has lower price per unit case. Sales volume reached 41.8 MUC during the fourth quarter of 2004, an increase of 6.1% compared with the same period of 2003. During the quarter, volumes of non-carbonated beverages almost doubled from a low base to 1.4% of total sales volume.

Operating Income

Gross profit reached Ps. 279 million during the fourth quarter of 2004, an increase of 7.2% compared with the same period of 2003. Our gross margin decreased as a percentage of sales from 39.4% in the fourth quarter of 2003 to 38.5%, mainly as a result of higher PET prices and sweetener cost.

Operating expenses increased 16.1%, driven mainly by higher introduction of returnable bottles in the market in connection with our strategy of strengthening our sales volume in returnable presentations. In spite of this increase, our operating income only decreased by 3.9% to Ps. 112 million, resulting in a 15.5% operating income margin.

February 25, 2005	Page 8

Summary of Full-Year Results and Conference Call Information

SUMMARY OF FULL-YEAR RESULTS

Financial information for full year of 2004 is not comparable with 2003; however, for volume-comparison purposes, we have included the sales volume figures recorded by Panamco from January 2003 through the end of April 2003.

Consolidated sales volume reached 1,855 MUC in 2004, an increase of 1.7% versus 2003, mainly driven by CSD volume growth across most of our territories, which more than compensated for water volume declines in Mexico and volume decline in Colombia. During 2004, CSD volumes grew almost 4%, driven by volume growth from brand Coca-Cola, which accounted for 58% of the incremental volumes; the CSD flavor segment represented the balance.

During 2004, total revenues reached Ps. 46,499 million, resulting in a consolidated average unit price per case of Ps. 24.95 (U.S.$2.24). Gross margin as a percentage of total revenues was 48.5% in 2004. Consolidated operating income was Ps. 7,697 million, or 16.6% as percentage of total revenues during 2004.

Our majority net income was Ps. 5,404 million, resulting in EPS of Ps. 2.93 (U.S.$2.63 per ADS) based on 1,846.4 million shares outstanding.

CONFERENCE CALL INFORMATION

Our fourth-quarter and full year 2004 Conference Call will be held on: February 28, 2005, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-599-9829 and International: 617-847-8703. We invite investors to listen to the live audiocast of the conference call on the Company's website, www.cocacola-femsa.com.mx

If you are unable to participate live, an instant replay of the conference call will be available through March 7, 2005. To listen to the replay please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (“Mexican GAAP”). All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2004. For comparison purposes, 2003 and 2004 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the fourth quarter of 2004, which ended on December 31, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA´s control that could materially impact the Company’s actual performance.

References herein to “U.S.$” are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(7 pages of tables to follow)

February 25, 2005	Page 9

Consolidated Balance Sheet

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of December 31, 2004

Assets		Dec-04		Dec-03

Current Assets
Cash and cash equivalents	Ps.	3,603	Ps.	3,021

Total accounts receivable		2,827		3,129

Inventories		2,515		2,354
Prepaid expenses		105		215

Total current assets		9,050		8,719

Property, plant and equipment
Property, plant and equipment		30,525		29,415
Accumulated depreciation		-12,884		-11,324
Bottles and cases		1,031		1,043

Total property, plant and equipment, net		18,672		19,134

Investment in shares		418		518
Deferred charges, net		2,812		2,827
Intangibles		36,114		35,471

Total Assets	Ps.	67,066	Ps.	66,669

Liabilities and Stockholders' Equity		Dec-04		Dec-03

Current Liabilities
Short-term bank loans and notes	Ps.	3,272	Ps.	3,194
Interest payable		314		395
Suppliers		4,144		3,670
Other current liabilities		2,957		2,943

Total Current Liabilities		10,687		10,202

Long-term bank loans		21,716		27,456
Pension plan and seniority premium		645		642
Other liabilities		3,909		4,073

Total Liabilities		36,957		42,373

Stockholders' Equity
Minority interest		709		174
Majority interest:
Capital stock		2,793		2,793
Additional paid in capital		11,954		11,951
Retained earnings of prior years		12,019		10,095
Net income for the period		5,404		2,463
Cumulative results of holding non-monetary assets		-2,770		-3,180

Total majority interest		29,400		24,122

Total stockholders' equity		30,109		24,296

Total Liabilities and Equity	Ps.	67,066	Ps.	66,669

February 25, 2005	Page 10

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	4Q03	YTD04	YTD03(2)

Sales Volume (MUC)	491.2	480.8	1,855.3	1,450.5
Average price per unit case	25.04	25.34	24.95	26.11

Net revenues	12,300.7	12,185.2	46,290.2	37,876.2
Other operating revenues	62.3	101.6	208.8	245.6

Total revenues	12,363.0	12,286.8	46,499.0	38,121.8
Cost of sales	6,341.1	6,245.9	23,963.6	19,367.3

Gross profit	6,021.9	6,040.9	22,535.4	18,754.5

Administrative expenses	687.5	674.9	2,705.0	2,090.7
Selling expenses	3,071.1	3,065.9	12,133.6	9,564.4

Operating expenses	3,758.6	3,740.8	14,838.6	11,655.1

Operating income	2,263.3	2,300.1	7,696.8	7,099.4

Interest expense	681.6	395.0	2,531.4	1,624.9
Interest income	12.5	21.8	266.3	251.4
Interest expense, net	669.1	373.2	2,265.1	1,373.5
Foreign exchange loss (gain)	(69.7)	336.1	37.7	2,136.5
Loss (gain) on monetary position	(523.1)	(464.6)	(1,504.5)	(927.6)

Integral cost of financing	76.3	244.7	798.3	2,582.4
Other (income) expenses, net	125.7	126.5	407.8	260.2

Income before taxes	2,061.3	1,928.9	6,490.7	4,256.8
Taxes	638.9	925.9	1,063.4	1,776.3
Provision for the year	638.9	925.9	2,546.4	1,776.3
Change in the statutory income tax rate			(172.0)	-
Non-recurring gain on tax lawsuit			(1,311.0)	-

Consolidated net income	1,422.4	1,003.0	5,427.3	2,480.5

Majority net income	1,410.3	1,001.0	5,404.0	2,462.6

Minority net income	12.1	2.0	23.3	17.9

Operating income	2,263.3	2,300.1	7,696.8	7,099.4
Depreciation	306.9	287.0	1,238.7	1,040.1
Amortization and Other non-cash charges (3)	290.8	41.30	1,084.6	723.1

EBITDA (4)	2,861.0	2,628.4	10,020.1	8,862.6

(1)	Except volume and average price per unit case figures.
(2)	Includes eight months from our new territories acquired from Panamco.
(3)	Includes returnable bottel breakage expense.
(4)	EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

February 25, 2005	Page 11

Mexican and Central American operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04 % Rev		4Q03 % Rev		YTD 04 % Rev

Sales Volume (MUC)	248.3		243.9		989.8
Average price per unit case	26.86		28.59		26.83

Net revenues	6,670.5		6,974.0		26,558.5
Other operating revenues	34.4		66.0		99.8

Total revenues	6,704.9	100.0%	7,040.1	100.0%	26,658.3	100.0%
Cost of sales	3,156.0	47.1%	3,260.3	46.3%	12,617.0	47.3%

Gross profit	3,548.9	52.9%	3,779.8	53.7%	14,041.3	52.7%

Administrative expenses	447.1	6.7%	411.3	5.8%	1,637.1	6.1%
Selling expenses	1,637.6	24.4%	1,920.6	27.3%	6,884.7	25.8%

Operating expenses	2,084.7	31.1%	2,332.0	33.1%	8,521.8	32.0%

Operating income	1,464.2	21.8%	1,447.8	20.6%	5,519.5	20.7%
Depreciation, Amortization & Other non-cash charges (2)	344.8	5.1%	228.5	3.2%	1,326.7	5.0%

EBITDA (3)	1,809.0	27.0%	1,676.3	23.8%	6,846.3	25.7%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04 % Rev		4Q03 % Rev		YTD 04 % Rev

Sales Volume (MUC)	29.8		29.3		110.6
Average price per unit case	30.47		31.01		31.23

Net revenues	908.1		908.6		3,454.2
Other operating revenues	1.7		(2.1)		4.8

Total revenues	909.8	100.0%	906.5	100.0%	3,459.0	100.0%
Cost of sales	448.3	49.3%	451.3	49.8%	1,788.6	51.7%

Gross profit	461.5	50.7%	455.2	50.2%	1,670.4	48.3%

Administrative expenses	70.8	7.8%	73.5	8.1%	274.0	7.9%
Selling expenses	256.8	28.2%	272.2	30.0%	977.6	28.3%

Operating expenses	327.6	36.0%	345.7	38.1%	1,251.6	36.2%

Operating income	133.9	14.7%	109.4	12.1%	418.8	12.1%
Depreciation, Amortization & Other non-cash charges (2)	62.8	6.9%	30.9	3.4%	242.5	7.0%

EBITDA (3)	196.7	21.6%	140.3	15.5%	661.3	19.1%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 25, 2005	Page 12

Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04 % Rev		4Q03 % Rev		YTD 04 % Rev

Sales Volume (MUC)	45.1		45.1		167.1
Average price per unit case	25.21		23.68		24.33

Net revenues	1,136.9		1,067.9		4,065.5
Other operating revenues	-		0.0		-

Total revenues	1,136.9	100.0%	1,067.9	100.0%	4,065.5	100.0%
Cost of sales	589.7	51.9%	586.2	54.9%	2,175.9	53.5%

Gross profit	547.2	48.1%	481.6	45.1%	1,889.6	46.5%

Administrative expenses	57.3	5.0%	140.9	13.2%	203.3	5.0%
Selling expenses	345.1	30.4%	186.9	17.5%	1,253.3	30.8%

Operating expenses	402.4	35.4%	327.7	30.7%	1,456.6	35.8%

Operating income	144.8	12.7%	153.9	14.4%	433.0	10.7%
Depreciation, Amortization & Other non-cash charges (2)	75.1	6.6%	(0.3)	0.0%	297.8	7.3%

EBITDA (3)	219.9	19.3%	153.6	14.4%	730.8	18.0%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04 % Rev		4Q03 % Rev		YTD 04 % Rev

Sales Volume (MUC)	45.9		45.8		172.7
Average price per unit case	29.66		26.81		27.63

Net revenues	1,361.6		1,227.8		4,771.9
Other operating revenues	1.2		2.6		3.7

Total revenues	1,362.8	100.0%	1,230.4	100.0%	4,775.6	100.0%
Cost of sales	763.8	56.0%	665.7	54.1%	2,773.4	58.1%

Gross profit	599.0	44.0%	564.7	45.9%	2,002.2	41.9%

Administrative expenses	73.8	5.4%	100.2	8.1%	271.6	5.7%
Selling expenses	360.5	26.5%	263.1	21.4%	1,355.9	28.4%

Operating expenses	434.3	31.9%	363.3	29.5%	1,627.5	34.1%

Operating income	164.8	12.1%	201.4	16.4%	374.6	7.8%
Depreciation, Amortization & Other non-cash charges (2)	53.8	3.9%	20.2	1.6%	228.5	4.8%

EBITDA (3)	218.5	16.0%	221.5	18.0%	603.1	12.6%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 25, 2005	Page 13

Colombian and Venezuelan operations

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04 % Rev		4Q03 % Rev		YTD 04 % Rev

Sales Volume (MUC)	80.3		77.3		270.8
Average price per unit case	19.25		17.81		18.91

Net revenues	1,545.5		1,376.6		5,120.2
Other operating revenues	4.7		4.5		16.9

Total revenues	1,550.2	100.0%	1,381.1	100.0%	5,137.1	100.0%
Cost of sales	963.5	62.2%	850.2	61.6%	3,164.4	61.6%

Gross profit	586.7	37.8%	530.9	38.4%	1,972.7	38.4%

Administrative expenses	75.7	4.9%	62.7	4.5%	338.6	6.6%
Selling expenses	332.1	21.4%	309.4	22.4%	1,175.8	22.9%

Operating expenses	407.7	26.3%	372.2	26.9%	1,514.4	29.5%

Operating income	179.0	11.5%	158.7	11.5%	458.2	8.9%
Depreciation, Amortization & Other non-cash charges (2)	26.2	1.7%	18.4	1.3%	102.2	2.0%

EBITDA (3)	205.2	13.2%	177.1	12.8%	560.5	10.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04 % Rev		4Q03 % Rev		YTD 04 % Rev		YTD 03 % Rev

Sales Volume (MUC)	41.8		39.4		144.3		126.6
Average price per unit case	16.51		15.99		16.20		15.76

Net revenues	690.3		629.9		2,337.0		1,995.2
Other operating revenues	33.2		30.4		114.0		105.6

Total revenues	723.4	100.0%	660.3	100.0%	2,451.0	100.0%	2,100.8	100.0%
Cost of sales	444.9	61.5%	400.4	60.6%	1,492.3	60.9%	1,342.0	63.9%

Gross profit	278.5	38.5%	259.9	39.4%	958.7	39.1%	758.8	36.1%

Administrative expenses	26.9	3.7%	24.6	3.7%	89.6	3.7%	106.0	5.0%
Selling expenses	139.3	19.2%	118.5	17.9%	486.3	19.8%	431.8	20.6%

Operating expenses	166.2	23.0%	143.2	21.7%	575.8	23.5%	537.9	25.6%

Operating income	112.3	15.5%	116.8	17.7%	382.9	15.6%	221.0	10.5%
Depreciation, Amortization & Other non-cash charges (2)	35.0	4.8%	31.0	4.7%	125.6	5.1%	162.0	7.7%

EBITDA (3)	147.3	20.4%	147.7	22.4%	508.4	20.7%	383.0	18.2%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 25, 2005	Page 14

Selected Information

For the three months ended December 31, 2004

Expressed in million Mexican pesos as of December 31, 2004

	4Q 2003		4Q 2004

Capex	191.0	Capex	682.8
Depreciation	287.0	Depreciation	306.9
Amortization & Others	41.3	Amortization & Others	290.8

VOLUME

Expressed in million unit cases

	4Q 2003						4Q 2004

	Colas	Flavors	Water	Beer	Others	Total	Colas	Flavors	Water	Beer	Others	Total

Mexico	152.1	46.7	44.1	0.0	1.0	243.9	152.7	50.1	44.3	0.0	1.2	248.3
Central America	20.7	7.0	1.2	0.0	0.4	29.3	21.1	7.0	1.1	0.0	0.6	29.8
Colombia	29.5	9.7	5.8	0.0	0.1	45.1	30.5	9.1	5.4	0.0	0.1	45.1
Venezuela	26.5	13.0	3.5	0.0	2.8	45.8	26.3	14.6	3.3	0.0	1.7	45.9
Brazil	41.9	17.1	3.5	14.4	0.4	77.3	44.9	18.9	3.9	12.1	0.5	80.3
Argentina	27.8	11.2	0.3	0.0	0.1	39.4	27.7	13.5	0.3	0.0	0.3	41.8

Total	298.5	104.7	58.4	14.4	4.8	480.8	303.2	113.2	58.3	12.1	4.4	491.2

PACKAGE MIX BY PRESENTATION

Expressed as a Percentage of Total Volume

	4Q 2003				4Q 2004

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.5	56.2	1.3	14.0	28.0	57.1	1.3	13.6
Central America	50.9	44.5	4.6	-	44.9	50.4	4.7	-
Colombia	51.5	39.5	3.2	5.8	47.1	43.6	3.5	5.8
Venezuela	37.1	57.9	2.6	2.4	27.2	67.2	3.3	2.3
Brazil	9.4	87.4	3.2	-	10.4	86.7	2.9	-
Argentina	25.2	71.6	3.2	-	25.8	71.3	2.9	-

For the twelve months ended December 31, 2004

Expressed in million Mexican pesos as of December 31, 2004

	2003		2004

Capex	2,006.5	Capex	1,929.1
Depreciation	1,040.1	Depreciation	1,238.7
Amortization & Others	723.1	Amortization & Others	1,084.6

VOLUME

Expressed in million unit cases

	YTD 2003						YTD 2004
	Colas	Flavors	Water	Beer	Others	Total	Colas	Flavors	Water	Beer	Others	Total

Mexico	598.6	187.7	209.7	0.0	5.6	1,001.6	600.2	196.1	188.7	0.0	4.8	989.8
Central America	74.4	26.5	4.5	0.0	1.9	107.3	76.8	27.5	4.5	0.0	1.8	110.6
Colombia	107.1	38.4	26.0	0.0	0.3	171.8	110.0	34.5	22.1	0.0	0.5	167.1
Venezuela	86.5	44.2	12.4	0.0	8.5	151.6	94.2	55.0	14.1	0.0	9.4	172.7
Brazil	141.6	62.8	11.0	48.1	1.6	265.1	152.1	60.7	12.9	43.4	1.7	270.8
Argentina	90.5	34.6	1.2	0.0	0.3	126.6	98.2	44.1	1.2	0.0	0.8	144.3

Total	1,098.7	394.2	264.8	48.1	18.2	1,824.0	1,131.5	417.9	243.5	43.4	19.0	1,855.3

PACKAGE MIX BY PRESENTATION

Expressed as a Percentage of Total Volume

	YTD 2003				YTD 2004
	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.9	54.9	1.3	15.9	28.4	55.9	1.3	14.4
Central America	51.8	42.9	5.3	-	48.3	47.2	4.5	-
Colombia	53.4	36.8	3.0	6.8	50.7	39.6	3.4	6.3
Venezuela	36.4	57.6	2.7	3.3	30.1	63.4	3.0	3.5
Brazil	11.1	85.1	3.8	-	10.7	86.2	3.1	-
Argentina	24.5	71.8	3.7	-	26.9	69.6	3.5	-

February 25, 2005	Page 15

Macroeconomic Information

December 2004
Macroeconomic Information

	Inflation		Foreign Exchange Rate (Per US Dollar)
	YTD	4Q 04	Dec 2004	Dec 2003

Mexico	5.19%	1.76%	11.1460	11.2350
Colombia	5.31%	0.38%	2,389.7500	2,778.2100
Venezuela	19.19%	3.93%	1,920.0000	1,853.0000
Brazil	5.66%	0.98%	2.6544	2.8892
Argentina	4.90%	0.90%	2.9800	2.9350

February 25, 2005	Page 16

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: February 25, 2005	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer